UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10026403

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SUMMIT SECURITIES GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
110

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND STREET, 23RD FLOOR
(No. and Street)

NEW YORK (City) **NY** (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. MARK E. FIELD **(212) 897-5401**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MARK E. FIELD**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SUMMIT SECURITIES GROUP LLC.** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE**

JEAN GALE
Notary Public, State of New York
No. 01GA6026709
Qualified in Nassau County
Commission Expires June 21, 20 11

Mark E. Field
Signature

PRESIDENT
Title

Jean Gale
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SUMMIT SECURITIES GROUP LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SUMMIT SECURITIES GROUP LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Summit Securities Group LLC
New York, New York

We have audited the accompanying statement of financial condition of Summit Securities Group LLC (a limited liability company) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Securities Group LLC as December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new accounting guidance for fair value measurements related to non-financial assets and liabilities.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

SUMMIT SECURITIES GROUP LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 169,577
Due from clearing broker	2,435,636
Securities owned, at fair value	7,293,102
Commission receivable	28,667
Interest receivable	187,317
Property and equipment, net of accumulated depreciation and amortization of $339,974	435,826
Other assets	627,541
TOTAL ASSETS	$ 11,177,666

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 4,161,238
Accrued expenses and other liabilities	734,407
Liabilities subordinated to claims of general creditors	6,100,000
Total liabilities	10,995,645
Commitments and contingencies (Notes 7 and 10)	
Members' equity	182,021
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 11,177,666

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

Summit Securities Group LLC (the "Company") was formed under the laws of the state of Delaware in 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in brokerage and investment banking and is registered under the rules of the Securities and Exchange Act of 1934. Summit Research Holdings Inc. ("Summit Research") owns an 80% interest in the Company.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial condition. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a nonrecurring basis. The Company elected to defer the adoption of the guidance for 2008 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a nonrecurring basis and adopted this guidance on January 1, 2009, on a prospective basis. The adoption of the guidance for fair value measurements did not have a material effect on the accompanying statement of financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (Continued)

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's statement of financial condition.

Revenue Recognition

Securities transactions and related revenues are recorded in the statement of financial condition on a trade-date basis. Interest income is recorded on accrual basis.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are valued at fair value. Fair value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon quoted prices by unaffiliated market makers that regularly trade similar securities. The resulting difference between cost and market is included in current income. At December 31, 2009, securities owned and securities sold, not yet purchased, consisted of fixed-income debt securities and amounted to $7,293,102 and $4,161,238, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated over the estimated useful lives of the assets under the straight-line method. For leasehold improvements, amortization is provided over the shorter of the estimated useful life or the lease term.

Income Taxes

As a limited liability company, the Company is treated as a partnership for income tax purposes. Accordingly, no provision for has been made for Federal or state income taxes, since the taxable income or loss of the Company is included in the returns of the members. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 24, 2010.

NOTE 3. DUE FROM CLEARING BROKER

Due from clearing broker includes proceeds from securities sold short, net receivables and payables on securities transactions, and deposits with the clearing broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. The Company's clearing operations are provided by one broker. The clearing broker has the right to charge the Company for any losses that result from a customer's failure to complete the security transactions.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT PURCHASED

Securities owned may be pledged to the clearing brokers on terms that permit the clearing brokers to sell or re-pledge the securities to others, subject to certain limitations.

NOTE 5. FAIR VALUE MEASUREMENTS

FASB ASC 820, "Fair Value Measurements and Disclosures", establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

NOTE 5. FAIR VALUE MEASUREMENTS (CONTINUED)

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market that participants would use in pricing the investments.

Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. At December 31, 2009, substantially all of the securities owned and securities sold, not yet purchased consisted of fixed-income debt instruments and are considered to be Level 3.

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

December 31, 2008	
Securities owned	$ 5,880,000
Securities sold, not yet purchased	8,489,348
Net securities positions	$ (2,609,348)
Balance December 31, 2008	$ (2,609,348)
Purchase (sales) net	9,676,041
Realized and unrealized gains, net	(3,934,829)
Balance December 31, 2009	$ 3,131,864
December 31, 2009	
Securities owned	$ 7,293,102
Securities sold, not yet purchased	4,161,238
Net securities positions	$ 3,131,864
Changes in unrealized gains (losses) included in earnings related to investments still held at reporting date	$ (509,247)

NOTE 9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under subordinated agreements expire on November 30, 2010, and bear interest at rates 8% per annum. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense on these subordinated borrowing amounted to approximately $498,000 during the year ended December 31, 2009.

NOTE 10. OFF -BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Also, all of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may be required to purchase securities at a higher value than that recorded in the statement of financial condition.

NOTE 11. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes its is not subject to any significant credit risk on cash.

Substantially all of the Company's cash is held in accounts at a major financial institution and, therefore, is subject to the credit risk of the financial institution.

Substantially all of the Company's due from clearing brokers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing broker.

NOTE 12. RELATED PARTY TRANSACTIONS

As more fully described in Note 9, the Company is indebted for a borrowing that is subordinated to the claims of other creditors. The debt is payable to the members. The Company incurred interest on the subordinated borrowing of approximately $498,000 during the year, which is included in the statement of operations. At December 31, 2009, accounts payable and accrued expenses includes $83,000 in unpaid interest on this obligation.

NOTE 13. INCOME TAXES

The Company files its income tax returns with the Internal Revenue Service, New York State and New York City. The Company also pays an annual franchise tax to the state of Delaware. The Company was formed in 2007. Thus all returns that were filed remain subject to examination.